October 6, 2004


Via Facsimile and U.S. Mail

Kevin M. Barry, Esq.
Testa, Hurwitz & Thibeault, LLP
125 Hugh Street
Boston, Massachusetts 02110

Re:	Concord Communications, Inc.
Schedule TO-I filed September 27, 2004
      File No. 5-52793

Dear Mr. Barry:

      We have the following comments on the above-referenced filing:

OFFER TO PURCHASE
Summary Term Sheet, page 1
Are all of my stock option grants eligible for this Offer? page 1
1. Please disclose why $25.00 was chosen as the exercise price cut-off point for options eligible to be tendered.

When will I receive payment for my options which are excepted for payment? page 2
2. Please clarify the timing of your regular payroll procedure.

What interests do the directors, executive officers and affiliates of
Concord have in the Offer ? page 3
3. Please specify the number of options held by each officer or director, the terms of the options held, such as exercise price and expiration date, and the aggregate amount they will receive in the offer if they elect to tender. Please also disclose whether the officers and directors intend to tender their options into the offer.

Section 4 - Acceptance for Purchase of Options and Payment of Cash
Amount, page 13
4. Please refer to the next to last paragraph in this section. Please revise the last sentence to state that you will return options not accepted for payment promptly after expiration of the offer.

Section 5 - Conditions of the Offer, page 14
5. We note the statement in the paragraph on page 12 regarding the determination of validity that you intend to decide to either accept or reject all properly tendered options on the business day that immediately follows the expiration of the Offer. Please be advised that all offer conditions must be asserted or waived prior to the expiration of the offer. Please advise under what circumstance you can reject properly tendered options after expiration of the offer and make appropriate revisions throughout the offering materials.

6. Please revise subparagraph (c)(ii) to quantify a "significant decline or increase in the market price" so that shareholders are able to objectively verify this condition.

7. Please refer to the final clause that follows the list of conditions on page 15 that relates to the board of directors` determination of whether the occurrence of the listed events "makes it inadvisable" to proceed with the offer. Please note that when a condition is triggered and the company decides to proceed with the offer anyway because they determine it is still advisable, we believe that this decision constitutes a waiver of the triggered condition.
You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

8. We note your disclosure that you have reserved the right to waive any condition to this offer "at any time and from time to time." Defining the right to waive conditions as a continuing right suggests that these rights may be waived after expiration of the offer. Please be advised that all conditions to the offer, other than those involving the receipt of necessary governmental approvals, must be either satisfied or waived before expiration of the offer. Please revise to indicate that all conditions to the offer, other than those subject to government approval, will be satisfied or waived prior to expiration.

Section 18 - Additional Information, page 25
9. Please clarify whether the Exchange Act filings listed in this section are being incorporated by reference. We note they are included as exhibits to the Schedule TO and are incorporated by reference. If the reports are being incorporated by reference, then please advise us why when the Schedule TO indicates that Item 1010(a)
and (b) of Regulation M-A are inapplicable.

Schedule A
10. Please disclose that Mr. Blaeser is a director of the company.

Closing Comments
      As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. If you do not agree with a comment, please tell us why in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-2842. You may also reach me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


							Sincerely,



							Chris B. Edwards
							Attorney-Advisor
							Office of Mergers and
Acquisitions

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Kevin M. Barry, Esq.
October 6, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE